# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZOOZ Strategy Ltd., CIK 0001992818
CUSIP: M2573A106
Title of class of securities: Ordinary shares, par value NIS 0.00286 per share
Address of issuer's principal executive offices: 4B Hamelacha Street, Lod, Israel (L3), 7152008
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 13,886,331; shared voting power 0; sole dispositive power 13,886,331; shared dispositive power 0; aggregate amount beneficially owned 13,886,331 (8.6% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 8,720,616; shared voting power 0; sole dispositive power 8,720,616; shared dispositive power 0; aggregate amount beneficially owned 8,720,616 (5.4% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: ZOOZ Strategy Ltd.
Address of issuer's principal executive offices: 4B Hamelacha Street, Lod, Israel, 7152008

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company (the "Newtyn Management") and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE, and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of December 31, 2025, NTE held 8,720,616 ordinary shares par value NIS 0.00286 per share ("Ordinary Shares"), of ZOOZ Strategy Ltd. (the "Issuer"), and NP held 5,165,715 Ordinary Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2025, Newtyn Management may be deemed to beneficially own the 13,886,331 Ordinary Shares held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 161,899,782 Ordinary Shares issued and outstanding as of September 29, 2025, based on information reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on September 30, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management, LLC - 13,886,331.00

Newtyn TE Partners, LP - 8,720,616.00
Percent of class:
Newtyn Management, LLC - 8.6 %

Newtyn TE Partners, LP - 5.4 %
Sole power to vote or to direct the vote:
Newtyn Management, LLC - 13,886,331.00

Newtyn TE Partners, LP - 8,720,616.00
Shared power to vote or to direct the vote:
Newtyn Management, LLC - 0.00

Newtyn TE Partners, LP - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management, LLC - 13,886,331.00

Newtyn TE Partners, LP - 8,720,616.00
Shared power to dispose or to direct the disposition:
Newtyn Management, LLC - 0.00

Newtyn TE Partners, LP - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1- Joint Filing Agreement.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (02/17/2026)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (02/17/2026)